SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G
(RULE 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b),
(c) and (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2
(Amendment No. _________________)1
ATA INC

(Name of Issuer)
American Depositary Shares 2

(Title of Class of Securities)
00211V106

(CUSIP Number)
Jan 30, 2008

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐   Rule 13d-1 (b)
☑   Rule 13d-1 (c)
☐   Rule 13d-1 (d)

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
2 Each American Depositary Shares represents 2 common shares, par value US$0.01 per share.
The information required in the remainder of this cover shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Signature

CUSIP No.	00211V106	Page	2	of	8

1	NAMES OF REPORTING PERSONS Government of Singapore Investment Corporation Pte Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Singapore

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,352,772

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		2,352,772

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,352,772

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	00211V106	Page	3	of	8

1	NAMES OF REPORTING PERSONS Government of Singapore

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Singapore

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,549,600

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		1,549,600

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,549,600

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	3.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	00211V106	Page	4	of	8

1	NAMES OF REPORTING PERSONS Monetary Authority of Singapore

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Singapore

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		803,172

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		803,172

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	803,172

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	1.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

Item 1(a). Name of Issuer
ATA Inc
Item 1(b). Address of Issuers’ Principal Executive Offices
8th Floor, Tower E 6 Gongyuan West Street Jian Guo Men Nei Beijing 100005 People’s Republic of China
Item 2(a). Name of Person Filing
I II III	Government of Singapore Investment Corporation Pte Ltd Government of Singapore Monetary Authority of Singapore
Item 2(b). Address of Principal Business Office
I		168 Robinson Road #37-01 Capital Tower Singapore 068912

II, III	c/o	Government of Singapore Investment Corporation Pte Ltd 168 Robinson Road #37-01 Capital Tower Singapore 068912
Item 2(c). Citizenship
I, II & III Singapore
Item 2(d). Title of Class of Securities
American Depositary Shares
Item 2(e). CUSIP Number
00211V106
Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a
N.A.
If this statement is filed pursuant to Rule 13d-1(c), check this box.                    ☑

Item 4. Ownership
     The aggregate number of securities and percentage of the class of securities of the Issuer beneficially owned by each Reporting Person named in Item 2(a), as well as the number of securities as to which such person is deemed to have sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, shared power to dispose or direct the disposition, is set forth in the following table:

		Power to Vote		Power to Dispose
	No of Securities
Person	Beneficially Owned	Sole[1]	Shared[1]	Sole[1]	Shared[1]

Government of Singapore Investment Corporation Pte Ltd	2,352,772	0	2,352,772	0	2,352,772

Government of Singapore	1,549,600	0	1,549,600	0	1,549,600

Monetary Authority of Singapore	803,172	0	803,172	0	803,172

Total (all Reporting Persons)	2,352,772	0	2,352,772	0	2,352,772

1	The Government of Singapore Investment Corporation Pte Ltd shares power to vote and power to dispose of the 1,549,600 securities beneficially owned by it with the Government of Singapore, shares power to vote and dispose of the 803,172 securities beneficially owned by it with the Monetary Authority of Singapore.

2	The reporting persons disclaim membership in a group.
Item 5. Ownership of Five Percent or Less of a Class
N.A.
Item 6. Ownership of More than Five Percent on Behalf of Another Person
N.A.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company
N.A.
Item 8. Identification and Classification of Members of the Group
N.A.

Item 9. Notice of Dissolution of Group
N.A.
Item 10. Certification
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
Material to be Filed as Exhibits
1.	Power of Attorney by Minister for Finance, Singapore dated 5 March 1998

2.	Power of Attorney by Monetary Authority of Singapore dated 6 March 1998
(Incorporated by reference to Exhibit No. 1 and 2 to Schedule 13G, dated March 23, 1998 regarding SPDR Trust Series 1).

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

4 February 2008	Government of Singapore Investment
Date	Corporation Pte Ltd
	by	/s/ Celina Chua	Seah Wan Hoon
	/s/	Celina Chua	Seah Wan Hoon
		Divisional Manager	Asst Director

Government of Singapore by Government of Singapore Investment Corporation Pte Ltd, its attorney-in-fact
	by	/s/ Celina Chua	Seah Wan Hoon
	/s/	Celina Chua	Seah Wan Hoon
		Divisional Manager	Asst Director

Monetary Authority of Singapore by Government of Singapore Investment Corporation Pte Ltd, its attorney-in-fact
	by	/s/ Celina Chua	Seah Wan Hoon
	/s/	Celina Chua	Seah Wan Hoon
		Divisional Manager	Asst Director